Exhibit 99.6

PRESS RELEASE

Algeria: TotalEnergies expands its partnership with
SONATRACH in Timimoun region and in the marketing of LNG

Algiers, 8 April 2024 - TotalEnergies and SONATRACH have signed a Memorandum of Understanding with the aim of concluding a hydrocarbon contract in the north-east Timimoun region, under the aegis of Law n°19-13 governing hydrocarbon activities.

This Memorandum of Understanding outlines the realization of a work program for the appraisal and development of gas resources in the North-East Timimoun region, in synergy with existing processing facilities for production from the Timimoun field, to reduce costs and emissions.

"This Memorandum of Understanding reflects our shared willingness to expand our strategic partnership with SONATRACH", said Julien Pouget, Senior Vice President Middle East & North Africa, Exploration & Production at TotalEnergies.

Earlier this year, TotalEnergies and SONATRACH have extended their cooperation in the field of liquefied natural gas (LNG) by extending their contractual relationship until 2025. In 2025, SONATRACH will thus be delivering two million tonnes of LNG to TotalEnergies at the port of Fos-Cavaou, near Marseille, which will contribute directly to the security of energy supply in France and Europe.

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About TotalEnergies in Algeria

TotalEnergies is a long-standing player in the Algerian energy sector. Present in the country through its various subsidiaries. The Company is active in oil and gas exploration and production through its interests in the Tin Fouyé Tabankort and Timimoun gas fields, the Berkine Basin oil fields (Blocks 404a and 208) and liquefied natural gas via supply contracts with Sonatrach. In 2023, the Company produced 51 kboe/d (group share) in Algeria through its interests in the TFT II and Timimoun gas fields and in the Berkine Basin oil fields (blocks 404a and 208). Downstream, TotalEnergies Lubrifiants Algérie SPA and TotalEnergies Bitumes Algérie SPA market lubricants and bitumen. This integrated model ensures synergies between the various activities and provides a comprehensive offering based on innovation, complementarity, and value creation. TotalEnergies is committed to supporting economic development by launching new investment programs that contribute to the country's development.

About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).